TENARIS S.A.

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227 Luxembourg

R.C.S. Luxembourg: B 85 203

Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012

Audit report

To the Shareholders of
Tenaris S.A.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Tenaris S.A. and its subsidiaries, which comprise the consolidated statement of financial position as at 31 December 2014, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé” including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Société coopérative, 2, rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Opinion

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of Tenaris S.A. and its subsidiaries as of 31 December 2014, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

Report on other legal and regulatory requirements

The management report, which is the responsibility of the Board of Directors, is consistent with the consolidated financial statements and includes the information required by the law with respect to Corporate Governance Statements.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 31 March 2015
Represented by

/s/ Mervyn R. Martins

Mervyn R. Martins

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2014	2013	2012
Continuing operations
Net sales	1	10,337,962	10,596,781	10,834,030
Cost of sales	2	(6,287,460)	(6,456,786)	(6,637,293)
Gross profit		4,050,502	4,139,995	4,196,737
Selling, general and administrative expenses	3	(1,963,952)	(1,941,213)	(1,883,789)
Other operating income	5	27,855	14,305	71,380
Other operating expenses	5	(215,589)	(28,257)	(27,721)
Operating income		1,898,816	2,184,830	2,356,607
Finance Income	6	38,211	34,767	36,932
Finance Cost	6	(44,388)	(70,450)	(55,507)
Other financial results	6	39,214	7,004	(31,529)
Income before equity in earnings of non-consolidated companies and income tax		1,931,853	2,156,151	2,306,503
Equity in earnings (losses) of non-consolidated companies	7	20,141	46,098	(63,206)
Income before income tax		1,951,994	2,202,249	2,243,297
Income tax	8	(586,061)	(627,877)	(541,558)
Income for the year		1,365,933	1,574,372	1,701,739
Attributable to:
Owners of the parent		1,343,274	1,551,394	1,699,375
Non-controlling interests		22,659	22,978	2,364
		1,365,933	1,574,372	1,701,739
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		1.14	1.31	1.44
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		2.28	2.63	2.88

(*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	2012

Income for the year	1,365,933	1,574,372	1,701,739

Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	1,850	18,314	(13,443)
Income tax on items that will not be reclassified	(513)	(4,865)	3,715
	1,337	13,449	(9,728)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(197,711)	(1,941)	(4,547)
Change in value of available for sale financial instruments and cash flow hedges	(10,483)	2,941	5,631
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(74,412)	(87,666)	(108,480)
- Changes in the fair value of derivatives held as cash flow hedges and others	(3,857)	2,682	951
Income tax relating to components of other comprehensive income (*)	400	478	(618)
	(286,063)	(83,506)	(107,063)
Other comprehensive loss for the year, net of tax	(284,726)	(70,057)	(116,791)
Total comprehensive income for the year	1,081,207	1,504,315	1,584,948
Attributable to:
Owners of the parent	1,059,962	1,480,572	1,588,447
Non-controlling interests	21,245	23,743	(3,499)
	1,081,207	1,504,315	1,584,948

(*) Relates to cash flow hedges
The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2014		At December 31, 2013
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	5,159,557		4,673,767
Intangible assets, net	11	2,757,630		3,067,236
Investments in non-consolidated companies	12	808,663		912,758
Available for sale assets	30	21,572		21,572
Other investments		1,539		2,498
Deferred tax assets	20	268,252		197,159
Receivables	13	262,176	9,279,389	152,080	9,027,070
Current assets
Inventories	14	2,779,869		2,702,647
Receivables and prepayments	15	267,631		220,224
Current tax assets	16	129,404		156,191
Trade receivables	17	1,963,394		1,982,979
Other investments	18	1,838,379		1,227,330
Cash and cash equivalents	18	417,645	7,396,322	614,529	6,903,900
Total assets			16,675,711		15,930,970
EQUITY
Capital and reserves attributable to owners of the parent			12,819,147		12,290,420
Non-controlling interests			152,200		179,446
Total equity			12,971,347		12,469,866
LIABILITIES
Non-current liabilities
Borrowings	19	30,833		246,218
Deferred tax liabilities	20	714,123		751,105
Other liabilities	21 (i)	285,865		277,257
Provisions	22 (ii)	70,714	1,101,535	66,795	1,341,375
Current liabilities
Borrowings	19	968,407		684,717
Current tax liabilities	16	352,353		266,760
Other liabilities	21 (ii)	296,277		250,997
Provisions	23 (ii)	20,380		25,715
Customer advances		133,609		56,911
Trade payables		831,803	2,602,829	834,629	2,119,729
Total liabilities			3,704,364		3,461,104
Total equity and liabilities			16,675,711		15,930,970

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total

Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the year	-	-	-	-	-	1,343,274	1,343,274	22,659	1,365,933
Currency translation adjustment	-	-	-	(196,852)	-	-	(196,852)	(859)	(197,711)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	1,503	-	1,503	(166)	1,337
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(9,694)	-	(9,694)	(389)	(10,083)
Share of other comprehensive income of non-consolidated companies	-	-	-	(74,412)	(3,857)	-	(78,269)	-	(78,269)
Other comprehensive (loss) income for the year	-	-	-	(271,264)	(12,048)	-	(283,312)	(1,414)	(284,726)
Total comprehensive income for the year	-	-	-	(271,264)	(12,048)	1,343,274	1,059,962	21,245	1,081,207
Acquisition of non-controlling interests	-	-	-	-	7	-	7	(152)	(145)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(48,339)	(579,581)
Balance at December 31, 2014	1,180,537	118,054	609,733	(678,008)	(317,799)	11,906,630	12,819,147	152,200	12,971,347

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2014 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at December 31, 2012 (*)	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

Income for the year	-	-	-	-	-	1,551,394	1,551,394	22,978	1,574,372
Currency translation adjustment	-	-	-	(2,247)	-	-	(2,247)	306	(1,941)
Effect of adopting IAS 19R	-	-	-	-	13,449	-	13,449	-	13,449
Hedge reserve, net of tax	-	-	-	-	2,960	-	2,960	459	3,419
Share of other comprehensive income of non-consolidated companies	-	-	-	(87,666)	2,682	-	(84,984)	-	(84,984)
Other comprehensive (loss) income for the year	-	-	-	(89,913)	19,091	-	(70,822)	765	(70,057)
Total comprehensive income for the year	-	-	-	(89,913)	19,091	1,551,394	1,480,572	23,743	1,504,315
Acquisition of non-controlling interests	-	-	-	-	(10,552)	-	(10,552)	2,784	(7,768)
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(18,642)	(526,273)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2011 (*)	1,180,537	118,054	609,733	(210,772)	(40,911)	8,800,064	10,456,705	666,031	11,122,736

Income for the year	-	-	-	-	-	1,699,375	1,699,375	2,364	1,701,739
Currency translation adjustment	-	-	-	2,421	-	-	2,421	(6,968)	(4,547)
Effect of adopting IAS 19R	-	-	-	-	(9,664)	-	(9,664)	(64)	(9,728)
Hedge reserve, net of tax	-	-	-	-	3,925	-	3,925	1,088	5,013
Share of other comprehensive income of non-consolidated companies	-	-	-	(108,480)	870	-	(107,610)	81	(107,529)
Other comprehensive loss for the year	-	-	-	(106,059)	(4,869)	-	(110,928)	(5,863)	(116,791)
Total comprehensive income for the year	-	-	-	(106,059)	(4,869)	1,699,375	1,588,447	(3,499)	1,584,948
Acquisition and increase of non-controlling interests	-	-	-	-	(268,517)	-	(268,517)	(490,066)	(758,583)
Dividends paid in cash	-	-	-	-	-	(448,604)	(448,604)	(905)	(449,509)
Balance at December 31, 2012	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2013 and 2012 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(*) See section II.A. for changes in presentation due to the application of IAS19R.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2014	2013	2012
Cash flows from operating activities
Income for the year		1,365,933	1,574,372	1,701,739
Adjustments for:
Depreciation and amortization	10 & 11	615,629	610,054	567,654
Impairment charge	5	205,849	-	-
Income tax accruals less payments	27(ii)	79,062	125,416	(160,951)
Equity in (earnings) losses of non-consolidated companies	7	(20,141)	(46,098)	63,206
Interest accruals less payments, net	27(iii)	(37,192)	(29,723)	(25,305)
Changes in provisions		(4,982)	(1,800)	(12,437)
Changes in working capital	27 (i)	(72,066)	188,780	(303,012)
Other, including currency translation adjustment		(88,025)	(43,649)	25,104
Net cash provided by operating activities		2,044,067	2,377,352	1,855,998

Cash flows from investing activities
Capital expenditures	10 & 11	(1,089,373)	(753,498)	(789,731)
Advance to suppliers of property, plant and equipment		(63,390)	(22,234)	4,415
Investment in non-consolidated companies	12	(1,380)	-	-
Acquisition of subsidiaries and non-consolidated companies	26	(28,060)	-	(510,825)
Net loan to non-consolidated companies		(21,450)	-	-
Proceeds from disposal of property, plant and equipment and intangible assets		11,156	33,186	8,012
Increase due to sale of non-consolidated company	12	-	-	3,140
Dividends received from non-consolidated companies	12	17,735	16,334	18,708
Changes in investments in short terms securities		(611,049)	(582,921)	(213,633)
Net cash used in investing activities		(1,785,811)	(1,309,133)	(1,479,914)

Cash flows from financing activities
Dividends paid	9	(531,242)	(507,631)	(448,604)
Dividends paid to non-controlling interest in subsidiaries		(48,339)	(18,642)	(905)
Acquisitions of non-controlling interests	12	(145)	(7,768)	(758,583)
Proceeds from borrowings (*)		3,046,837	2,460,409	2,054,090
Repayments of borrowings (*)		(2,890,717)	(3,143,241)	(1,271,537)
Net cash used in financing activities		(423,606)	(1,216,873)	(425,539)

Decrease in cash and cash equivalents		(165,350)	(148,654)	(49,455)
Movement in cash and cash equivalents
At the beginning of the year		598,145	772,656	815,032
Effect of exchange rate changes		(16,350)	(25,857)	7,079
Decrease in cash and cash equivalents		(165,350)	(148,654)	(49,455)
At December 31,	27(iv)	416,445	598,145	772,656

		At December 31,
Cash and cash equivalents		2014	2013	2012
Cash and bank deposits	18	417,645	614,529	828,458
Bank overdrafts	19	(1,200)	(16,384)	(55,802)
		416,445	598,145	772,656

(*) Mainly related to the renewal of short-term local facilities carried out during the years 2014, 2013 and 2012.

The accompanying notes are an integral part of these Consolidated Financial Statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of non-consolidated companies
F	Intangible assets	8	Income tax
G	Impairment of non-financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables - non current
L	Equity	14	Inventories
M	Borrowings	15	Receivables and prepayments
N	Current and Deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables
P	Provisions	18	Other investments and Cash and cash equivalents
Q	Trade payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and sales expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
		24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III.	FINANCIAL RISK MANAGEMENT	26	Business combinations
		27	Cash flow disclosures
A	Financial Risk Factors	28	Related party transactions
B	Financial instruments by category	29	Principal subsidiaries
C	Fair value hierarchy	30	Nationalization of Venezuelan Subsidiaries
D	Fair value estimation	31	Fees paid to the Company's principal accountant
E	Accounting for derivative financial instruments and hedging activities	32	Subsequent event

I. GENERAL INFORMATION

Tenaris S.A. (the "Company") was established as a public limited liability company (Societé Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 29 to these Consolidated Financial Statements.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 18, 2015.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A           Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

As further described below, as from January 1, 2013, the Company adopted IAS 19 (amended 2011). The effect of these changes in the recognition and measurement of pension obligations and other post-employment obligations was $60.7 million ($77.0 million in other long term liabilities net of a deferred income tax of $22.3 million and $6.0 million related to the adoption of IAS 19 in non-consolidated companies) for 2012.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards not yet adopted and relevant for Tenaris

IFRS 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2017.

A           Basis of presentation (Cont.)

(1)	New and amended standards not yet adopted and relevant for Tenaris (Cont.)

IFRS 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”

In September 2014, the IASB issued the Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”, which addresses an acknowledged inconsistency between the requirements of both standards in dealing with the sale or contribution of assets between an investor and its associate or joint venture. These amendments must be applied annual periods beginning on or after January 1, 2016.

These standards are not effective for the financial year beginning January 1, 2014 and have not been early adopted.

These standards have not been endorsed by the EU.

The Company's management has not yet assessed the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

(2)	New and amended standards adopted for Tenaris

Amendments to IAS 32, ‘Financial instruments: Presentation’, IAS 36, ‘Impairment of assets' and IAS 39, ‘Financial instruments: Recognition and measurement’.

All the amendments to the standards IAS 32, ‘Financial instruments: Presentation’ – Offsetting ﬁnancial assets and ﬁnancial liabilities, IAS 36, ‘Impairment of assets’ – Recoverable amount disclosures for non-ﬁnancial assets and IAS 39, ‘Financial instruments: Recognition and measurement’ – Novation of derivatives and continuation of hedge accounting have been analyzed by the Company. The application of these standards did not materially affect the Company’s financial condition or results of operations.

B           Group accounting

(1)           Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

B           Group accounting (Cont.)

(1)           Subsidiaries and transactions with non-controlling interest (Cont.)

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

(2)           Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non- consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2014, Tenaris holds 11.46% of Ternium’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;

▪	Four out of the nine members of Ternium’s Board of Directors (including Ternium’s chairman) are also members of the Company’s Board of Directors;

▪
Under the shareholders agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’s proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’s investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

At December 31, 2014, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.0% of the shares with voting rights and 2.5% of Usiminas’s total share capital. For the factors and circumstances that evidence that Tenaris has significant influence over Usiminas to account it for under the equity method (as defined by IAS 28, “Investments in Associates companies”), see Note 12.

B           Group accounting (Cont.)

(2)           Non-consolidated companies (Cont.)

Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value.

Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2014, 2013 and 2012, no impairment provisions were recorded on Tenaris’ investment in Ternium.

Tenaris carries its investment in Usiminas at its proportional equity value, plus intangible assets recognized. At December 31, 2014 and 2012, an impairment charge was recorded on Tenaris’ investment in Usiminas. See Note 7.

C           Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;

▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;

▪	Other timing and no significant differences.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

D           Foreign currency translation

(1)           Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries from their respective local currencies to the U.S. dollar.

Except from the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

▪	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollars as reference currency;

▪	Significant level of integration of the local operations within Tenaris’s international global distribution network;

▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;

▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

(2)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.

D           Foreign currency translation (Cont.)

(3)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E           Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) (“Borrowing Costs”). Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2014, 2013 and 2012.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F           Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38 (“Intangible Assets”), did not materially affect depreciation expenses for 2014.

(3)           Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2014 and 2013, included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38 (“Intangible Assets”), did not materially affect depreciation expenses for 2014.

 (4)           Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2014, 2013 and 2012 totaled $106.9 million, $105.6 million and $83.0 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G           Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b) then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

H           Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain fixed income financial instruments purchased by the Company have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in “Financial Results” in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in “Other comprehensive income”. On maturity or disposal, net gain and losses previously deferred in “Other comprehensive income” are recognized in “Financial Results” in the Consolidated Income Statement.

All other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” because such investments are both (i) held for trading and (ii) designated as such upon initial recognition because they are managed and its performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

H           Other investments (Cont.)

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

I           Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor and utilities (based on FIFO method) and other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J           Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K           Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L           Equity

(1)           Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg Law;

▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)            Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2014, 2013 and 2012 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

L           Equity (Cont.)

(3)            Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 25).

M           Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost.

N           Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

In 2013, Argentina enacted a law that amends its income tax law, including a 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries. Accordingly, as of September 30, 2013, the Company recorded an income tax provision of $45.4 million, for the deferred tax liability on reserves for future dividends at Tenaris’s Argentine subsidiaries. As of December 31, 2014, the balance amounted to $17.7 million.

In 2014, Mexico enacted a tax reform which included a withholding tax on the distribution of results generated as from 2014. If 2014 net income were to be distributed as dividend, the estimated amount of withholding tax would amount to approximately $30 million. Tenaris estimates that given the balance of results prior to 2014 pending to be distributed, which are not subject to withholding tax, there will be no tax withholding during 2015, consequently, no income tax provision was recorded.

O           Employee benefits

(1)	Post employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Company applied IAS 19 (amended 2011), “Employee benefits”, as from January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows:

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in “Other comprehensive income” in the period in which they arise. Past-service costs are recognized immediately in income statement.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. As required by IAS 19, comparative figures have been adjusted to reflect the retrospective application.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪
An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

▪
Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

▪
Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Both plans were replaced for defined contribution plans.

▪
Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date and is frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan that offers limited medical and life insurance benefits to the retirees, hired before a certain date.

O           Employee benefits (Cont.)

(2)	Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’ shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2014 and 2013, the outstanding liability corresponding to the Program amounts to $98.1 million and $82.4 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2014 and 2013, is $108.8 million and $88.6 million, respectively.

(3)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P           Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Q           Trade payables

Trade payables are recognized initially at fair value, generally the nominal invoice amount.

R           Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

R           Revenue recognition (Cont.)

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is highly probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 1.1%, 1.3% and 2.2% as of December 31, 2014, 2013 and 2012, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:

▪
Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries and amounted to 1.1% of total sales). The revenue recognition of the contracts follows the IAS 11 guidance, that means, when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).

▪	Interest income: on the effective yield basis.

▪	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

S           Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in “Selling, general and administrative expenses” in the Consolidated Income Statement.

T           Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

U           Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris’s non derivative financial instruments are classified into the following categories:

▪	Financial instruments at fair value through profit and loss: comprise mainly cash and cash equivalents and investments in certain financial debt instruments and time deposits held for trading.

▪	Loans and receivables: comprise trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.

▪
Available for sale assets: comprise certain fixed income financial instruments purchased by the Company that have been categorized as available for sale if designated in this category or not classified in any of the other categories. It also includes the Company’s interest in the Venezuelan Companies (see Note 30).

▪	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

U           Financial instruments (Cont.)

The categorization depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on their settlement date.

In accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) embedded derivatives are accounted separately from their host contracts. The result has been recognized under “Foreign exchange derivatives contracts results”.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company’s objectives, policies and processes for managing these risks remained unchanged during 2014.

A. Financial Risk Factors

(i)           Capital Market Risk

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.07 as of December 31, 2014 same as of December 31, 2013. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 24 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2014 and 2013:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2014	2013
Argentine Peso / U.S. Dollar	(191,095)	(368,985)
Euro / U.S. Dollar	(189,366)	(137,599)
U.S. Dollar / Brazilian Real	(150,486)	(51,321)

A. Financial Risk Factors (Cont.)

(ii)           Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2014 and 2013 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries which functional currency was the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1.9 million and $3.7 million as of December 31, 2014 and 2013, respectively.

▪	Euro / U.S. dollar

As of December 31, 2014 and 2013, consisting primarily of Euro-denominated liabilities at certain subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.9 million and $1.4 million as of December 31, 2014 and 2013, respectively, which would have been to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2014 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $7.5 million (including a gain / loss of $2.8 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $1.8 million. For balances held as of December 31, 2013, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $6.7 million (including a loss / gain of $0.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $0.8 million.

(iii)           Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2014		2013
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate	755,498	76%	643,005	69%
Variable rate	243,742	24%	287,930	31%
Total (*)	999,240		930,935

(*) As of December 31, 2014 approximately 73% of the total debt balance corresponded to fixed-rate borrowings where the original period was nonetheless equal to or lesser than 360 days. This compares to approximately 65% of the total outstanding debt balance as of December 31, 2013.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $6.3 million in 2014 and $10.8 million in 2013.

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $5.7 million in 2014 and $3.7 million in 2013, partially offsetting the net losses to Tenaris’s borrowing costs.

A. Financial Risk Factors (Cont.)

(iv)           Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2014, 2013 and 2012.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2014 and 2013 trade receivables amount to $1,963.4 million and $1,983.0 million respectively. Trade receivables have guarantees under credit insurance of $460.5 million and $537.5 million, letter of credit and other bank guarantees of $98.4 million and $36.5 million, and other guarantees of $12.3 million and $55.0 million as of December 31, 2014 and 2013 respectively.

As of December 31, 2014 and 2013 past due trade receivables amounted to $350.1 million and $431.0 million, respectively. Out of those amounts $75.8 million and $147.9 million are guaranteed trade receivables while $69.0 million and $51.2 million are included in the allowance for doubtful accounts. Past due receivable not provisioned relate to a number of customers for whom there is no recent history of default. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)           Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 88.6% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2014, in comparison with approximately 98.1% as of December 31, 2013.

(vi)           Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2014, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 13.5% of total assets at the end of 2014 compared to 11.6% at the end of 2013.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments mainly with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2014 and 2013, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2014 and 2013, U.S. dollar denominated liquid assets represented approximately 83% and 76% of total liquid financial assets respectively.

A. Financial Risk Factors (Cont.)

(vii)           Commodity price risk

In the ordinary course of its operations, Tenaris purchase commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

B. Financial instruments by category

Accounting policies for financial instruments have been applied to the line items below:

December 31, 2014	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	25,588	-	-	25,588
Trade receivables	-	1,963,394	-	1,963,394
Other receivables	-	172,190	-	172,190
Available for sale assets (See note 30)	-	-	21,572	21,572
Other investments	1,452,159	-	387,759	1,839,918
Cash and cash equivalents	296,873	120,772	-	417,645
Total	1,774,620	2,256,356	409,331	4,440,307

December 31, 2014	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	-	999,240	999,240
Derivative financial instruments	56,834	-	56,834
Trade and other payables (*)	-	866,688	866,688
Total	56,834	1,865,928	1,922,762

December 31, 2013	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	9,273	-	-	9,273
Trade receivables	-	1,982,979	-	1,982,979
Other receivables	-	105,950	-	105,950
Available for sale assets	-	-	21,572	21,572
Other investments	1,184,448	-	45,380	1,229,828
Cash and cash equivalents	491,367	123,162	-	614,529
Total	1,685,088	2,212,091	66,952	3,964,131

December 31, 2013	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	-	930,935	930,935
Derivative financial instruments	8,268	-	8,268
Trade and other payables (*)	-	869,933	869,933
Total	8,268	1,800,868	1,809,136

(*) The maturity of most of trade payables is less than one year.

C. Fair value hierarchy

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2014 and 2013.

December 31, 2014	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	417,645	-	-	417,645
Other investments	1,277,465	560,914	1,539	1,839,918
Derivatives financial instruments	-	25,588	-	25,588
Available for sale assets (*)	-	-	21,572	21,572
Total	1,695,110	586,502	23,111	2,304,723
Liabilities
Derivatives financial instruments	-	56,834	-	56,834
Total	-	56,834	-	56,834

December 31, 2013	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	614,529	-	-	614,529
Other investments	866,382	360,948	2,498	1,229,828
Derivatives financial instruments	-	9,273	-	9,273
Available for sale assets (*)	-	-	21,572	21,572
Total	1,480,911	370,221	24,070	1,875,202
Liabilities
Derivatives financial instruments	-	8,268	-	8,268
Total	-	8,268	-	8,268

(*) For further detail regarding Available for sale assets, see Note 30.

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

C. Fair value hierarchy (Cont.)

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 30).

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2014	2013
	Assets / Liabilities
At the beginning of the period	24,070	24,175
Currency translation adjustment and others	(959)	(105)
At the end of the year	23,111	24,070

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.1% of its carrying amount including interests accrued in 2014 as compared with 100.2% in 2013. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.4% in the fair value of borrowings as of December 31, 2014 and 0.3% in 2013. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position. The full fair value of a hedging derivative is classified as a current or non current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2014 and 2013, the effective portion of designated cash flow hedges which is included in “Other Reserves” in equity amounts to $7.9 million debit and $0.1 million credit (see Note 24 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements in the hedging reserve included within “Other Reserves” in equity are also shown in Note 24.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2014	Tubes	Other	Total

IFRS - Net Sales (*)	9,581,615	756,347	10,337,962
Management View - Operating income	2,022,429	27,735	2,050,164
· Differences in cost of sales and others	(35,463)	5,197	(30,266)
· Depreciation and amortization/Impairment	(121,289)	207	(121,082)
IFRS - Operating income	1,865,677	33,139	1,898,816
Financial income (expense), net			33,037
Income before equity in earnings of non-consolidated companies and income tax			1,931,853
Equity in earnings of non-consolidated companies			20,141
Income before income tax			1,951,994

Capital expenditures	1,051,148	38,225	1,089,373
Depreciation and amortization	593,671	21,958	615,629

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Tubes	Other	Total
IFRS - Net Sales (*)	9,812,295	784,486	10,596,781

Management View - Operating income	2,098,160	91,265	2,189,425
· Differences in cost of sales and others	(1,855)	(3,337)	(5,192)
· Depreciation and amortization	711	(114)	597
IFRS - Operating income	2,097,016	87,814	2,184,830
Financial income (expense), net			(28,679)
Income before equity in earnings of non-consolidated companies and income tax			2,156,151
Equity in losses of non-consolidated companies			46,098
Income before income tax			2,202,249

Capital expenditures	721,869	31,629	753,498
Depreciation and amortization	589,482	20,572	610,054

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Tubes	Other	Total
IFRS - Net Sales (*)	10,023,323	810,707	10,834,030

Management View - Operating income	2,198,704	109,385	2,308,089
· Differences in cost of sales and others	(58,385)	(1,147)	(59,532)
· Depreciation and amortization	111,509	(3,459)	108,050
IFRS - Operating income	2,251,828	104,779	2,356,607
Financial income (expense), net			(50,104)
Income before equity in earnings of non-consolidated companies and income tax			2,306,503
Equity in earnings of non-consolidated companies			(63,206)
Income before income tax			2,243,297

Capital expenditures	771,734	17,997	789,731
Depreciation and amortization	549,130	18,524	567,654

(*) In 2014, the company aligned the presentation of sales between Management and IFRS view.

Transactions between segments, which were eliminated in consolidation, mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $233,863, $276,388 and $345,285 in 2014, 2013 and 2012, respectively.

Net income under Management view amounted to $1,154.2 million, while under IFRS amounted to $1,365.9 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

1           Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (*)	Total
Year ended December 31, 2014
Net sales	4,977,239	2,125,984	979,042	1,843,778	411,919	-	10,337,962
Total assets	9,550,349	3,340,973	1,857,285	598,175	498,694	830,235	16,675,711
Trade receivables	733,864	554,542	259,115	340,880	74,993	-	1,963,394
Property, plant and equipment, net	2,953,763	1,303,162	683,283	60,354	158,995	-	5,159,557
Capital expenditures	610,252	338,995	111,232	10,891	18,003	-	1,089,373
Depreciation and amortization	345,185	120,905	119,226	10,154	20,159	-	615,629

Year ended December 31, 2013
Net sales	4,412,263	2,586,496	958,178	2,119,896	519,948	-	10,596,781
Total assets	8,130,812	3,150,000	2,561,557	562,206	592,065	934,330	15,930,970
Trade receivables	613,735	506,044	364,806	373,844	124,550	-	1,982,979
Property, plant and equipment, net	2,292,811	1,098,733	1,059,887	59,196	163,140	-	4,673,767
Capital expenditures	285,413	283,265	151,550	5,048	28,222	-	753,498
Depreciation and amortization	327,344	110,496	140,180	10,594	21,440	-	610,054

Year ended December 31, 2012
Net sales	5,270,062	2,717,234	1,092,642	1,271,585	482,507	-	10,834,030
Total assets	7,780,873	3,824,931	2,327,901	449,056	578,199	998,583	15,959,543
Trade receivables	528,443	867,223	273,824	286,212	115,076	-	2,070,778
Property, plant and equipment, net	2,222,906	1,003,871	985,617	64,632	157,944	-	4,434,970
Capital expenditures	338,827	237,456	185,354	9,720	18,374	-	789,731
Depreciation and amortization	316,158	103,537	116,771	7,989	23,199	-	567,654

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA (32.6%); “South America” comprises principally Argentina (10.7%), Brazil, Colombia and Ecuador; “Europe” comprises principally Italy, United Kingdom, Norway and Romania; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia, United Arab Emirates, Kazakhstan, Congo and; “Far East and Oceania” comprises principally China and Indonesia.

(*) Includes Investments in non-consolidated companies and Available for sale assets for $21.6 million in 2014, 2013 and 2012 (see Note 12 and 30).

2           Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012

Inventories at the beginning of the year	2,702,647	2,985,805	2,806,409

Plus: Charges of the period
Raw materials, energy, consumables and other	3,944,283	3,749,921	4,330,547
Increase in inventory due to business combinations	4,338	-	1,486
Services and fees	453,818	422,142	433,944
Labor cost	1,204,720	1,199,351	1,256,041
Depreciation of property, plant and equipment	366,932	368,507	333,466
Amortization of intangible assets	17,324	8,263	7,091
Maintenance expenses	217,694	202,338	260,274
Allowance for obsolescence	4,704	70,970	49,907
Taxes	20,024	4,956	6,793
Other	130,845	147,180	137,140
	6,364,682	6,173,628	6,816,689

Less: Inventories at the end of the year	(2,779,869)	(2,702,647)	(2,985,805)
	6,287,460	6,456,786	6,637,293

3           Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012

Services and fees	178,700	177,996	213,073
Labor cost	594,660	575,588	570,950
Depreciation of property, plant and equipment	20,197	19,132	15,023
Amortization of intangible assets	211,176	214,152	212,074
Commissions, freight and other selling expenses	598,138	600,239	550,611
Provisions for contingencies	35,557	31,429	21,163
Allowances for doubtful accounts	21,704	23,236	3,840
Taxes	165,675	170,659	170,582
Other	138,145	128,782	126,473
	1,963,952	1,941,213	1,883,789

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012

Wages, salaries and social security costs	1,743,253	1,714,471	1,772,399
Employees' service rescission indemnity (including those classified as defined contribution plans)	17,431	10,978	13,939
Pension benefits - defined benefit plans	18,645	32,112	20,808
Employee retention and long term incentive program	20,051	17,378	19,845
	1,799,380	1,774,939	1,826,991

At the year-end, the number of employees was 27,816 in 2014, 26,825 in 2013 and 26,673 in 2012.

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses) (Cont.)

The following table shows the geographical distribution of the employees:

Country	2014	2013	2012
Argentina	6,421	6,379	6,621
Mexico	5,518	5,290	4,930
Brazil	3,835	3,309	3,161
USA	3,549	3,449	3,522
Italy	2,352	2,352	2,493
Romania	1,725	1,637	1,534
Canada	1,225	1,280	1,334
Indonesia	677	711	752
Colombia	614	627	623
Japan	588	565	593
Other	1,312	1,226	1,110
	27,816	26,825	26,673

5           Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012

Other operating income
Reimbursement from insurance companies and other third parties agreements (*)	490	148	49,495
Net income from other sales	8,843	10,663	12,314
Net rents	4,041	3,494	2,988
Other	14,481	-	6,583
	27,855	14,305	71,380

Other operating expenses
Contributions to welfare projects and non-profits organizations	9,961	21,147	22,226
Provisions for legal claims and contingencies	(760)	(2)	(668)
Loss on fixed assets and material supplies disposed / scrapped	203	39	227
Impairment charge	205,849	-	-
Allowance for doubtful receivables	336	1,708	5,936
Other	-	5,365	-
	215,589	28,257	27,721

 (*) In 2012, Confab Industrial S.A., a Tenaris subsidiary organized in Brazil (“Confab”) collected from the Brazilian government an amount, net of attorney fees and other related expenses, of approximately Brazilian reais (“BRL”) 99.8 million (approximately $49.2 million), recorded in other operating income. The income tax effect on this gain amounted to approximately $17.1 million. This payment was ordered by a final court judgment that represents Confab’s right to interest and monetary adjustment over a tax benefit that had been paid to Confab in 1991 and determined the amount of such right.

Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

In the past few months, oil prices have fallen from over $100/bbl in June 2014 to less than $50/bbl in January 2015. This decline is affecting drilling activity and the expected demand for OCTG products. Tenaris conducted an impairment test over its main assets and determined a charge of $206 million during the fourth quarter of 2014,  which affected its welded pipe assets in Colombia and Canada.

At December 31, 2014, the carrying value of the assets impaired (i.e., property, plant and equipment and intangible assets) was as follows:

(all amounts in thousands of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
Tubocaribe – Colombia	255,060	(174,239)	80,821
Prudential – Canada	261,497	(31,610)	229,887
Total	516,557	(205,849)	310,708

5           Other operating income and expenses (Cont.)

The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

The main key assumptions, used in estimating the value in use are oil and natural gas prices evolution, the level of drilling activity and Tenaris’s market share.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2014, the main discount rates used were in a range between 9% and 13%.

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a further deterioration of the business, competitive and economic factors, such as the oil and gas prices, capital expenditure program of Tenaris’s clients, the evolution of the rig count, the competitive environment and the cost of raw materials.

Following the requirements of IAS 36, Tenaris has determined that the CGU for which a reasonable possible change in a key assumptions would cause the CGUs’ carrying amount to exceed its recoverable amount was the welded OCTG CGU in the USA. An increase of 100 Bps in the discount rate would generate an impairment of $179 million;  a decline of 100 Bps in the growth rate would generate an impairment of $116 million; and a decline of 5% in the cash flow projections would generate an impairment of $73 million.

For Prudential an increase of 100 Bps in the discount rate would generate an impairment of $35 million;  a decline of 100 Bps in the growth rate would generate an impairment of $19 million; and a decline of 5% in the cash flow projections would generate an impairment of $12 million. For Tubocaribe an increase of 100 Bps in the discount rate would generate an impairment of $12 million; a decline of 100 Bps in the growth rate would generate an impairment of $7 million; and a decline of 5% in the cash flow projections would generate an impairment of $1 million.

6           Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	2012

Interest Income	34,582	34,046	31,693
Interest from available-for-sale financial assets	4,992	191	-
Net result on changes in FV of financial assets at FVTPL	(1,478)	540	5,239
Net result on available-for-sale financial assets	115	(10)	-
Finance income	38,211	34,767	36,932
Finance Cost	(44,388)	(70,450)	(55,507)
Net foreign exchange transactions results (*)	50,298	37,179	(10,929)
Foreign exchange derivatives contracts results	(4,733)	4,414	(3,195)
Other	(6,351)	(34,589)	(17,405)
Other Financial results	39,214	7,004	(31,529)
Net Financial results	33,037	(28,679)	(50,104)

(*) In 2014 include the positive impact from the Argentine peso devaluation against the U.S. dollar on the Argentine peso denominated borrowings and liabilities.

Tenaris has categorized as available for sale certain fixed income financial instruments. Following is a summary of the available for sale financial assets reserve on Other Comprehensive Income.

	Equity Reserve Dec-12	Movements 2013	Equity Reserve Dec-13	Movements 2014	Equity Reserve Dec-14
Available for sale	-	(39)	(39)	(2,447)	(2,486)
Total Available for sale reserve	-	(39)	(39)	(2,447)	(2,486)

7           Equity in earnings (losses) of non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012

From non-consolidated companies	47,906	46,098	4,545
Gain on equity interest / others (**)	21,302	-	5,899
Impairment loss on non-consolidated companies (*)	(49,067)	-	(73,650)
	20,141	46,098	(63,206)

 (*) In 2014 and 2012, includes an impairment of Usiminas. See note 12.
(**) For 2014 see note 26.

8           Income tax
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012

Current tax	695,136	594,179	636,624
Deferred tax	(109,075)	33,698	(95,066)
	586,061	627,877	541,558

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012

Income before income tax	1,951,994	2,202,249	2,243,297

Tax calculated at the tax rate in each country	312,714	465,029	456,530
Non taxable income / Non deductible expenses, net	132,551	72,768	80,527
Changes in the tax rates	3,249	8,287	4,707
Effect of currency translation on tax base (*)	138,925	92,695	5,214
Utilization of previously unrecognized tax losses	(1,378)	(10,902)	(5,420)
Tax charge	586,061	627,877	541,558

(*)
  Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Argentinian and Mexican), which have a functional currency different to their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

9           Dividends distribution

On November 5, 2014, the Company’s Board of Directors approved the payment of an interim dividend of $0.15 per share ($0.30 per ADS), or approximately $177 million, on November 27, 2014, with an ex-dividend date of November 24, 2014.

On May 7, 2014 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 21, 2013 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 22, 2014. In the aggregate, the interim dividend paid in November 2013 and the balance paid in May 2014 amounted to approximately $507.6 million.

On May 2, 2013, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2012, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 23, 2013. In the aggregate, the interim dividend paid in November 2012 and the balance paid in May 2013 amounted to approximately $507.6 million.

On May 2, 2012, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2011, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on May 24, 2012. In the aggregate, the interim dividend paid in November 2011 and the balance paid in May 2012 amounted to approximately $449 million.

10           Property, plant and equipment, net
Year ended December 31, 2014	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,498,188	8,073,413	339,314	441,902	37,754	10,390,571
Translation differences	(15,137)	(241,044)	(4,445)	(7,719)	(854)	(269,199)
Additions (*)	56,078	3,359	4,959	937,927	5,823	1,008,146
Disposals / Consumptions	(2,179)	(32,567)	(6,436)	-	(4,922)	(46,104)
Increase due to business combinations	5,059	20,803	2,758	859	31	29,510
Transfers / Reclassifications	91,788	409,938	23,404	(526,431)	243	(1,058)

Values at the end of the year	1,633,797	8,233,902	359,554	846,538	38,075	11,111,866

Depreciation and impairment
Accumulated at the beginning of the year	373,304	5,131,501	197,555	-	14,444	5,716,804
Translation differences	(5,996)	(134,723)	(3,677)	-	(256)	(144,652)
Depreciation charge	47,132	313,745	25,088	-	1,164	387,129
Transfers / Reclassifications	23	(38)	603	-	-	588
Increase due to business combinations	2,044	12,745	2,291	-	-	17,080
Impairment charge (See Note 5)	3,019	7,905	-	-	-	10,924
Disposals / Consumptions	(1,316)	(29,370)	(4,878)	-	-	(35,564)
Accumulated at the end of the year	418,210	5,301,765	216,982	-	15,352	5,952,309
At December 31, 2014	1,215,587	2,932,137	142,572	846,538	22,723	5,159,557

 (*) The increase is mainly due to progress in the construction of the greenfield seamless facility in Bay City, Texas.

Year ended December 31, 2013	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,417,994	7,503,358	321,271	489,894	43,674	9,776,191
Translation differences	(7,616)	36,436	(3,348)	(7,776)	348	18,044
Additions	10,121	5,242	4,963	641,235	5,308	666,869
Disposals / Consumptions	(17,388)	(30,156)	(8,973)	-	(6,783)	(63,300)
Increase due to the consolidation of joint operations	-	-	1,301	608	142	2,051
Transfers / Reclassifications	95,077	558,533	24,100	(682,059)	(4,935)	(9,284)
Values at the end of the year	1,498,188	8,073,413	339,314	441,902	37,754	10,390,571

Depreciation
Accumulated at the beginning of the year	331,806	4,811,325	182,169	-	15,921	5,341,221
Translation differences	(1,581)	22,046	(2,402)	-	458	18,521
Depreciation charge	43,469	317,242	25,678	-	1,250	387,639
Transfers / Reclassifications	1,511	3,339	(1,655)	-	(3,187)	8
Increase due to the consolidation of joint operations	-	-	392	-	105	497
Disposals / Consumptions	(1,901)	(22,451)	(6,627)	-	(103)	(31,082)
Accumulated at the end of the year	373,304	5,131,501	197,555	-	14,444	5,716,804
At December 31, 2013	1,124,884	2,941,912	141,759	441,902	23,310	4,673,767

Property, plant and equipment include capitalized interests for net amounts at December 31, 2014 and 2013 of $3,323 and $3,782 (there were no capitalized interests during the years 2014 and 2013), respectively.

11           Intangible assets, net
Year ended December 31, 2014	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	400,488	492,829	2,147,242	2,059,946	5,100,505
Translation differences	(9,590)	(63)	(6,481)	-	(16,134)
Additions	79,983	1,244	-	-	81,227
Transfers / Reclassifications	1,090	556	-	-	1,646
Increase due to business combinations	28	-	41,243	-	41,271
Disposals	(64)	(552)	-	-	(616)
Values at the end of the year	471,935	494,014	2,182,004	2,059,946	5,207,899

Amortization and impairment
Accumulated at the beginning of the year	249,916	302,444	340,488	1,140,421	2,033,269
Translation differences	(6,425)	-	-	-	(6,425)
Amortization charge	40,188	30,379	-	157,933	228,500
Impairment charge (See Note 5)	-	-	96,137	98,788	194,925
Accumulated at the end of the year	283,679	332,823	436,625	1,397,142	2,450,269
At December 31, 2014	188,256	161,191	1,745,379	662,804	2,757,630

Year ended December 31, 2013	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	310,524	493,822	2,147,433	2,059,946	5,011,725
Translation differences	(1,362)	20	61	-	(1,281)
Additions	85,974	655	-	-	86,629
Transfers / Reclassifications	5,820	(1,249)	-	-	4,571
Disposals	(468)	(419)	(252)	-	(1,139)
Values at the end of the year	400,488	492,829	2,147,242	2,059,946	5,100,505

Amortization
Accumulated at the beginning of the year	218,531	273,443	340,488	979,347	1,811,809
Translation differences	(779)	-	-	-	(779)
Amortization charge	31,104	30,237	-	161,074	222,415
Disposals	(171)	-	-	-	(171)
Transfers / Reclassifications	1,231	(1,236)	-	-	(5)
Accumulated at the end of the year	249,916	302,444	340,488	1,140,421	2,033,269
At December 31, 2013	150,572	190,385	1,806,754	919,525	3,067,236

 (*) Includes Proprietary Technology.

The geographical allocation of goodwill for the year ended December 31, 2014 was $1.614.5 million for North America, $128.2 million for South America $2.0 million for Europe, and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2014, was as follows:

As of December 31, 2014	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	625.4	-	-	-	625.4
Tamsa (Hydril and other)	-	345.9	19.4	-	365.3
Siderca (Hydril and other)	-	265.0	93.3	-	358.3
Hydril	-	309.0	-	-	309.0
Electric Conduits	45.8	-	-	-	45.8
Coiled Tubing	-	-	-	4.0	4.0
Other	-	-	37.6	-	37.6
Total	671.2	919.9	150.3	4.0	1,745.4

12           Investments in non-consolidated companies

	Year ended December 31,
	2014	2013

At the beginning of the year	912,758	977,011
Translation differences	(74,412)	(87,666)
Equity in earnings of non-consolidated companies	47,906	46,098
Impairment loss in non-consolidated companies	(49,067)	-
Dividends and distributions received	(17,735)	(16,334)
Additions ('c )	1,380	-
Decrease due to consolidation (*)	(8,310)	(9,033)
Decrease / increase in equity reserves	(3,857)	2,682
At the end of the period	808,663	912,758

(*) See Note 26

The principal non-consolidated companies are:
		% ownership - voting rights at December 31,				Value at December 31,
Company	Country of incorporation	2014		2013		2014	2013
a) Ternium S.A.	Luxembourg	11.46	% (*)	11.46	% (*)	595,857	602,303
b) Usiminas S.A.	Brazil	2.5% - 5%		2.5% - 5%		209,355	298,459
Others	-	-		-		3,451	11,996
						808,663	912,758

(*) Including treasury shares.

a) Ternium S.A.

Ternium S.A. (“Ternium”), is a steel producer in Latin America with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2014, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $17.6 per ADS, giving Tenaris’s ownership stake a market value of approximately $405.2 million (Level 1). At December 31, 2014, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $595.9 million. See Section II.B.2.

b) Usiminas S.A.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

At December 31, 2014, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL12.3 (approximately $4.63) per share, giving Tenaris’s ownership stake a market value of approximately $115.7 million (Level 1). At December 31, 2014, the carrying value of Tenaris’s ownership stake in Usiminas, was approximately $209.3 million. This amount includes tangible and intangible assets allocated in the purchase price for $50 million.

An impairment test over the investment in Usiminas was performed as of December 31, 2014, and subsequently the goodwill of such investment was written down by $38.8 million and the purchase price allocation was written down by $10.2 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, and consequently steel demand, as a result of worsening economic activity, as well as a significant additional downturn in international prices of iron ore and steel, which led to diminished cash flow expectations.

To determine the recoverable value, the value in use was used, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2014 the discount rate used to test the investment in Usiminas for impairment was 9.8%.

12	Investments in non-consolidated companies (Cont.)

c) Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Tenaris, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Tenaris and Ternium also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

During 2014, each of Techgen’s shareholders made additional investments in Techgen, primarily in the form of subordinated loans. Tenaris’s total investments in Techgen totaled $0.5 million.

▪
Techgen is a party to transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2014, the outstanding value of this commitment was approximately $285 million. Tenaris’s exposure under the guarantee in connection with these agreements amounts to $62.7 million, corresponding to the 22% of the agreements’ outstanding value as of December 31, 2014.

▪
Techgen is a party to a contract with GE Power Systems, Inc. and General Electric International Operations Company, Inc. Mexico Branch for the purchase of power generation equipment and other services related to the equipment for an outstanding amount of approximately $238 million. These agreements required Techgen to issue stand-by letters of credit up to an amount of $47.5 million. Tenaris’s exposure under the guarantee in connection with these stand-by letters of credit issued by Techgen is of $7.2 million.

▪
Tenaris issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to $800 million and the proceeds will be used by Techgen in the construction of the facility. As of December 31, 2014, disbursements under the loan agreement amounted $440 million, as a result the amount guaranteed by Tenaris was approximately $96.8 million. If the loan is disbursed in full, the amount guaranteed by Tenaris will be approximately $176 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio).

Summarized selected financial information of Ternium and Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	2014		2013
	Usiminas S.A.	Ternium S.A.	Total	Usiminas S.A.	Ternium S.A.	Total
Non-current assets	8,362,515	6,905,672	15,268,187	9,347,605	7,153,162	16,500,767
Current assets	3,114,967	3,348,869	6,463,836	4,038,373	3,219,462	7,257,835
Total assets	11,477,482	10,254,541	21,732,023	13,385,978	10,372,624	23,758,602
Non-current liabilities	2,620,348	1,904,673	4,525,021	3,174,490	2,185,421	5,359,911
Current liabilities	1,795,582	2,091,386	3,886,968	2,171,729	1,849,159	4,020,888
Total liabilities	4,415,930	3,996,059	8,411,989	5,346,219	4,034,580	9,380,799
Non-controlling interests	768,749	973,523	1,742,272	905,847	998,009	1,903,856
Revenues	5,016,528	8,726,057	13,742,585	5,970,626	8,530,012	14,500,638
Gross profit	447,311	1,800,888	2,248,199	676,960	1,929,720	2,606,680

Net (loss) income for the year attributable to owners of the parent	61,531	452,404	513,935	(74,459)	455,425	380,966
Total comprehensive income (loss) for the year, net of tax, attributable to owners of the parent		92,155	92,155		98,856	98,856

13           Receivables – non current

	Year ended December 31,
	2014	2013

Government entities	1,697	2,232
Employee advances and loans	12,214	12,841
Tax credits	29,997	18,396
Receivables from related parties	43,093	20,716
Legal deposits	21,313	23,589
Advances to suppliers and other advances	119,970	44,986
Others	35,588	32,299
	263,872	155,059
Allowances for doubtful accounts (see Note 22 (i))	(1,696)	(2,979)
	262,176	152,080

14           Inventories
	Year ended December 31,
	2014	2013

Finished goods	1,012,297	1,024,571
Goods in process	622,365	650,567
Raw materials	396,847	363,611
Supplies	554,946	572,167
Goods in transit	386,954	320,496
	2,973,409	2,931,412
Allowance for obsolescence (see Note 23 (i))	(193,540)	(228,765)
	2,779,869	2,702,647

15           Receivables and prepayments
	Year ended December 31,
	2014	2013

Prepaid expenses and other receivables	40,377	57,410
Government entities	3,189	3,948
Employee advances and loans	16,478	15,356
Advances to suppliers and other advances	42,832	70,412
Government tax refunds on exports	16,956	25,502
Receivables from related parties	63,733	11,313
Derivative financial instruments	25,588	9,273
Miscellaneous	66,470	36,406
	275,623	229,620
Allowance for other doubtful accounts (see Note 23 (i))	(7,992)	(9,396)
	267,631	220,224

16           Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2014	2013

V.A.T. credits	74,129	69,926
Prepaid taxes	55,275	86,265
	129,404	156,191

	Year ended December 31,
Current tax liabilities	2014	2013
Income tax liabilities	239,468	149,154
V.A.T. liabilities	27,156	39,984
Other taxes	85,729	77,622
	352,353	266,760

17           Trade receivables

	Year ended December 31,
	2014	2013

Current accounts	2,002,867	2,005,209
Receivables from related parties	29,505	28,924
	2,032,372	2,034,133
Allowance for doubtful accounts (see Note 23 (i))	(68,978)	(51,154)
	1,963,394	1,982,979

The following table sets forth details of the aging of trade receivables:

	Trade		Past due
	Receivables	Not Due	1 - 180 days	> 180 days
At December 31, 2014
Guaranteed	571,170	495,336	70,239	5,595
Not guaranteed	1,461,202	1,186,958	203,116	71,128
Guaranteed and not guaranteed	2,032,372	1,682,294	273,355	76,723
Allowance for doubtful accounts	(68,978)	-	(902)	(68,076)
Net Value	1,963,394	1,682,294	272,453	8,647

At December 31, 2013
Guaranteed	628,929	481,079	130,316	17,534
Not guaranteed	1,405,204	1,122,078	227,317	55,809
Guaranteed and not guaranteed	2,034,133	1,603,157	357,633	73,343
Allowance for doubtful accounts	(51,154)	-	(64)	(51,090)
Net Value	1,982,979	1,603,157	357,569	22,253

18           Other investments and Cash and cash equivalents

	Year ended December 31,
	2014	2013
Other investments
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	718,877	639,538
Bonds and other fixed Income	817,823	513,075
Fund Investments	301,679	74,717
	1,838,379	1,227,330
Cash and cash equivalents
Cash at banks	120,772	123,162
Liquidity funds	110,952	95,042
Short – term investments	185,921	396,325
	417,645	614,529

19           Borrowings
	Year ended December 31,
	2014	2013
Non-current
Bank borrowings	30,104	247,056
Finance lease liabilities	729	1,471
Costs of issue of debt	-	(2,309)
	30,833	246,218
Current
Bank borrowings and other loans including related companies	966,741	668,132
Bank overdrafts	1,200	16,384
Finance lease liabilities	486	575
Costs of issue of debt	(20)	(374)
	968,407	684,717
Total Borrowings	999,240	930,935

19           Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2014
Financial lease	487	392	219	97	21	-	1,216
Other borrowings	967,920	7,117	1,147	1,259	1,207	19,374	998,024
Total borrowings	968,407	7,509	1,366	1,356	1,228	19,374	999,240

Interest to be accrued (*)	19,398	2,586	1,074	1,057	1,055	2,168	27,338
Total	987,805	10,095	2,440	2,413	2,283	21,542	1,026,578

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2013
Financial lease	575	520	490	274	131	56	2,046
Other borrowings	684,142	98,891	91,202	45,860	7,066	1,728	928,889
Total borrowings	684,717	99,411	91,692	46,134	7,197	1,784	930,935

Interest to be accrued (*)	26,643	7,244	3,924	891	251	21	38,974
Total	711,360	106,655	95,616	47,025	7,448	1,805	969,909

(*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2014	Tamsa	Bank loans	522	2015
Mainly 2014	Siderca	Bank loans	183	Mainly 2015
December 2014	Tubocaribe (*)	Bank loan	180	Dec-15

(*) The main covenant on this loan agreement is in compliance with financial ratios (i.e., leverage ratio).

As of December 31, 2014, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2014 and 2013 (considering hedge accounting where applicable).

	2014	2013
Total borrowings (*)	1.89%	7.50%

(*) The decrease in weighted average interest rates is explained mainly by ARS-denominated debt, which as of December 31, 2014 was almost fully hedged; whereas as of December 31, 2013 was fully unhedged.

19           Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings
		Year ended December 31,
Currency	Interest rates	2014	2013
USD	Variable	-	218,134
USD	Fixed	21,079	-
ARS	Fixed	4,933	20,778
EUR	Fixed	3,981	-
Others	Variable	840	1,347
Others	Fixed	-	5,959
Total non current borrowings		30,833	246,218

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2014	2013
USD	Variable	184,103	24,823
USD	Fixed	14,577	25,019
EURO	Variable	24,030	38,279
EURO	Fixed	1,272	8,432
MXN	Fixed	522,225	366,380
ARS	Fixed	184,791	215,429
BRL	Variable	34,446	-
ARS	Variable	71	4,394
Others	Variable	252	953
Others	Fixed	2,640	1,008
Total current borrowings		968,407	684,717

20           Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	360,208	21,526	548,219	929,953
Translation differences	(3,067)	-	849	(2,218)
Charged directly to Other Comprehensive Income	-	682	(906)	(224)
Income statement credit / (charge)	(10,756)	22,026	(65,716)	(54,446)
At December 31, 2014	346,385	44,234	482,446	873,065

	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	335,484	15,269	530,437	881,190
Translation differences	(1,703)	-	(223)	(1,926)
Charged directly to Other Comprehensive Income	-	-	11,441	11,441
Income statement charge	26,427	6,257	6,564	39,248
At December 31, 2013	360,208	21,526	548,219	929,953

(*) Includes the effect of currency translation on tax base explained in Note 8.

20           Deferred income tax (Cont.)

Deferred tax assets
	Provisions and allowances	Inventories	Tax losses	Other	Total

At the beginning of the year	(53,636)	(162,242)	(25,810)	(134,319)	(376,007)
Translation differences	4,317	2,334	1,500	322	8,473
Increase due to business combinations	(1,255)	(297)	(3,535)	(281)	(5,368)
Charged directly to Other Comprehensive Income	979	(682)	-	40	337
Income statement charge / (credit)	4,259	(28,822)	(13,807)	(16,259)	(54,629)
At December 31, 2014	(45,336)	(189,709)	(41,652)	(150,497)	(427,194)

	Provisions and allowances	Inventories	Tax losses	Other	Total

At the beginning of the year	(56,406)	(183,560)	(23,141)	(105,409)	(368,516)
Translation differences	6,104	1,311	-	(843)	6,572
Increase due to business combinations	(17)	-	-	(1,442)	(1,459)
Charged directly to Other Comprehensive Income	753	-	-	(7,807)	(7,054)
Income statement charge / (credit)	(4,070)	20,007	(2,669)	(18,818)	(5,550)
At December 31, 2013	(53,636)	(162,242)	(25,810)	(134,319)	(376,007)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2014	2013

Deferred tax assets to be recovered after 12 months	(119,192)	(119,488)
Deferred tax liabilities to be recovered after 12 months	868,289	877,524

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:
	Year ended December 31,
	2014	2013

Deferred tax assets	(268,252)	(197,159)
Deferred tax liabilities	714,123	751,105
	445,871	553,946

The movement on the net deferred income tax liability account is as follows:

	Year ended December 31,
	2014	2013

At the beginning of the year	553,946	512,674
Translation differences	6,255	4,646
Charged directly to Other Comprehensive Income	113	4,387
Income statement credit	(109,075)	33,698
Increase due to business combinations / Joint operations	(5,368)	(1,459)
At the end of the period	445,871	553,946

21           Other liabilities

(i)           Other liabilities – Non current
	Year ended December 31,
	2014	2013
Post-employment benefits	164,217	169,215
Other-long term benefits	98,069	82,439
Miscellaneous	23,579	25,603
	285,865	277,257

Post-employment benefits

▪	Unfunded

	Year ended December 31,
	2014	2013
Values at the beginning of the period	136,931	131,475
Current service cost	7,582	18,373
Interest cost	9,254	7,220
Curtailments and settlements	(236)	1,212
Remeasurements (*)	(9,824)	(3,403)
Translation differences	(8,665)	(1,561)
Benefits paid from the plan	(8,006)	(15,299)
Other	(303)	(1,086)
At the end of the year	126,733	136,931

(*) For 2014, gain of $12.2 and for 2013, loss of $3.0 million attributable to demographic assumptions and a loss of $2.4 and a gain of $6.4 million attributable to financial assumptions.

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2014	2013
Discount rate	2% - 7%	3% - 7%
Rate of compensation increase	2% - 3%	3% - 7%

As of December 31, 2014, an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $8.2 million and $9.5 million and an increase / (decrease) of 1% in the rate of compensation assumption would have generated an impact on the defined benefit obligation of $6.6 million and $6.1 million. The above sensitivity analysis are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2014	2013
Present value of funded obligations	183,085	177,433
Fair value of plan assets	(147,991)	(145,777)
(Assets) / Liability (*)	35,094	31,656

(*) In 2014 and 2013, $2.4 million and $0.6 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

21           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2014	2013
At the beginning of the year	177,433	191,154
Translation differences	(10,000)	(3,208)
Current service cost	2,266	430
Interest cost	7,621	7,366
Remeasurements (*)	16,104	(7,174)
Benefits paid	(10,339)	(11,135)
Movement in the fair value of plan assets	183,085	177,433

(*) For 2014, a loss of $1.5 and for 2013, gain of $7.5 million attributable to demographic assumptions and a loss of $14.6 and $ 14.7 million attributable to financial assumptions, respectively.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2014	2013
At the beginning of the year	(145,777)	(140,550)
Expected return on plan assets	(7,842)	(2,489)
Remeasurements	(8,130)	(7,737)
Translation differences	8,911	1,632
Contributions paid to the plan	(5,548)	(7,821)
Benefits paid from the plan	10,339	11,135
Other	56	53
	(147,991)	(145,777)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2014	2013
Equity instruments	52.7%	47.5%
Debt instruments	43.7%	52.5%
Others	3.6%	0.0%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2014	2013
Discount rate	4% - 4%	4% - 5%
Rate of compensation increase	2% - 3%	3% - 4%

21           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont.)

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2014, an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $20.4 million and $24 million and an increase / (decrease) of 1% in the compensation rate assumption would have generated an impact on the defined benefit obligation of $0.3 million and $0.3 million. The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2015 amounts approximately to $5.8 million.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

The expected maturity of undiscounted post- employment benefits is as follows:

At 31 December 2014	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years
Unfunded Post-employment benefits	20,896	10,531	18,224	8,076	8,085	406,281
Funded Post-employment benefits	8,329	8,661	9,041	9,453	9,742	349,241
Total	29,225	19,192	27,265	17,529	17,827	755,522

(ii)           Other liabilities - current
	Year ended December 31,
	2014	2013
Payroll and social security payable	204,558	207,425
Liabilities with related parties	5,305	22
Derivative financial instruments	56,834	8,268
Miscellaneous	29,580	35,282
	296,277	250,997

22           Non-current allowances and provisions

(i)           Deducted from non current receivables

	Year ended December 31,
	2014	2013

Values at the beginning of the year	(2,979)	(2,995)
Translation differences	534	740
Additional provisions	-	(752)
Used	749	28
Values at the end of the year	(1,696)	(2,979)

(ii)           Liabilities

	Year ended December 31,
	2014	2013

Values at the beginning of the year	66,795	67,185
Translation differences	(10,253)	(8,065)
Additional provisions	18,029	20,852
Reclassifications	(2,276)	(3,387)
Used	(5,146)	(9,840)
Increase due to business combinations	3,565	50
Values at the end of the year	70,714	66,795

23           Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2014	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(51,154)	(9,396)	(228,765)
Translation differences	384	1,335	5,141
Additional allowances	(21,704)	(336)	(4,704)
Increase due to business combinations	(88)	(38)	(875)
Used	3,584	443	35,663
At December 31, 2014	(68,978)	(7,992)	(193,540)

Year ended December 31, 2013	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(29,143)	(10,516)	(185,168)
Translation differences	(17)	1,282	1,589
Additional allowances	(23,236)	(956)	(70,970)
Increase due to business combinations	(7)	-	-
Used	1,249	794	25,784
At December 31, 2013	(51,154)	(9,396)	(228,765)

(ii)           Liabilities

Year ended December 31, 2014	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	9,670	16,045	25,715
Translation differences	(747)	(1,777)	(2,524)
Additional allowances	14,100	2,668	16,768
Reclassifications	-	2,275	2,275
Used	(15,818)	(6,036)	(21,854)
At December 31, 2014	7,205	13,175	20,380

Year ended December 31, 2013	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	14,112	12,846	26,958
Translation differences	(335)	490	155
Additional allowances	8,512	2,063	10,575
Reclassifications	366	3,021	3,387
Used	(12,985)	(2,492)	(15,477)
Increase due to the consolidation of joint operations	-	117	117
At December 31, 2013	9,670	16,045	25,715

24           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2014	2013
Foreign exchange derivatives contracts	25,588	9,273
Contracts with positive fair values	25,588	9,273

Foreign exchange derivatives contracts	(56,834)	(8,268)
Contracts with negative fair values	(56,834)	(8,268)
Total	(31,246)	1,005

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives, including embedded derivatives and those derivatives that were designated for hedge accounting as of December 2014 and 2013, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2014	2013	2014	2013
MXN	USD	2015	(45,061)	(3,285)	120	(101)
USD	MXN	2015	18,105	(510)	(66)	(2)
EUR	USD	2015	(6,186)	-	(6,186)	-
USD	EUR	2015	982	(456)	-	(21)
EUR	BRL	2015	(96)	411	138	244
JPY	USD	2015	(5,079)	(675)	(1,797)	-
USD	KWD	2015	1,908	-	630	-
ARS	USD	2015	1,632	-	(1,245)	-
USD	BRL	2015	1,089	5,604	-	-
USD	CNH	2015	95	-	87	-
USD	GBP	2015	438	(55)	403	-
Others			927	(29)	-	-
Total			(31,246)	1,005	(7,916)	120

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-12	Movements 2013	Equity Reserve Dec-13	Movements 2014	Equity Reserve Dec-14
Foreign Exchange	(2,860)	2,980	120	(8,036)	(7,916)
Total Cash flow Hedge	(2,860)	2,980	120	(8,036)	(7,916)

Tenaris estimates that the cash flow hedge reserve at December 31, 2014 will be recycled to the Consolidated Income Statement during 2015.

25           Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, the potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements (Notes 22 and 23) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris’s material ongoing legal proceedings:

▪	Tax assessment in Italy

A Tenaris Italian company received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR282 million (approximately $342 million), comprising principal, interest and penalties, was appealed with the tax court in Milan. In February 2014, the tax court issued its decision on this tax assessment, partially reversing the assessment for 2007 and lowering the claimed amount to approximately EUR9 million (approximately $11 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the tax court decision on the first assessment.

On December 24, 2013, the company received a second tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. This second assessment, based on the same arguments of the first assessment, is for an estimated amount, as of December 31, 2014, of EUR248 million (approximately $301 million), comprising principal, interest and penalties. On February 20, 2014, the assessment for 2008 was appealed with the tax court in Milan. The hearing on this appeal will be held on June 22, 2015.

Based on the tax court decision on the first assessment, Tenaris believes that it is not probable that the ultimate resolution of either the first or the second tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2015.

25           Contingencies, commitments and restrictions on the distribution of profits (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Consejo Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. The case is currently under review by CADE’s Administrative Tribunal.

Tenaris believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Financial Statements.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with 12-month prior notice. As of December 31, 2014, the estimated aggregate contract amount through December 31, 2015, calculated at current prices, is approximately $248 million.

▪
A Tenaris company entered into a contract with Siderar, a subsidiary of Ternium S.A. for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through to 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $52.5 million.

▪
A Tenaris company, entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $502.1 million related to the investment plan to expand Tenaris’s U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2014, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2014	21,072,180
Total equity in accordance with Luxembourg law	22,980,504

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2014, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

25           Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2014, distributable amount under Luxembourg law totals $21.7 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2013 under Luxembourg law	21,899,189
Other income and expenses for the year ended December 31, 2014	(295,767)
Dividends approved	(531,242)
Retained earnings at December 31, 2014 under Luxembourg law	21,072,180
Share premium	609,733
Distributable amount at December 31, 2014 under Luxembourg law	21,681,913

26           Business combinations

In September 2014, Tenaris closed the acquisition of 100% of the shares of Socobras Participações Ltda. (“Socobras”), a holding company that owned 50% of the shares of Socotherm Brasil S.A.(“Socotherm”). Tenaris already owned the other 50% interest in Socotherm, following completion of this transaction, Tenaris now owns 100% of Socotherm.

The purchase price amounted to $29.6 million, net assets acquired (including PPE, inventories and cash and cash equivalents) amount to $9.6 million and goodwill for $20 million.

Tenaris accounted for this transaction as a step-acquisition whereby Tenaris’s ownership interest in Socotherm held before the acquisition was remeasured to fair value at that date. As a result, Tenaris recorded a result of approximately $21.3 million resulting from the difference between carrying value of its initial investments in Socotherm and the fair value which was included in “Equity in earnings (losses) of non-consolidated companies” on the Consolidated Income Statement.

Had the transaction been consummated on January 1, 2014, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

27           Cash flow disclosures

		Year ended December 31,
(i)	Changes in working capital	2014	2013	2012
	Inventories	(72,883)	287,874	(174,670)
	Receivables and prepayments	(31,061)	62,114	(26,285)
	Trade receivables	20,886	129,939	(166,985)
	Other liabilities	(61,636)	(151,578)	6,202
	Customer advances	76,383	(77,099)	78,446
	Trade payables	(3,755)	(62,470)	(19,720)
		(72,066)	188,780	(303,012)
(ii)	Income tax accruals less payments
	Tax accrued	586,061	627,877	541,558
	Taxes paid	(506,999)	(502,461)	(702,509)
		79,062	125,416	(160,951)

(iii)	Interest accruals less payments, net
	Interest accrued	6,174	37,356	22,048
	Interest received	31,306	42,091	41,996
	Interest paid	(74,672)	(109,170)	(89,349)
		(37,192)	(29,723)	(25,305)
(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	417,645	614,529	828,458
	Bank overdrafts	(1,200)	(16,384)	(55,802)
		416,445	598,145	772,656

As of December 31, 2014, 2013 and 2012, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

28           Related party transactions

As of December 31, 2014:

▪
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2014	2013	2012
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	33,342	35,358	43,501
	Sales of goods to other related parties	103,377	115,505	77,828
	Sales of services to non-consolidated parties	10,932	15,439	14,583
	Sales of services to other related parties	3,264	5,035	4,000
		150,915	171,337	139,912

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	302,144	320,000	444,742
	Purchases of goods to other related parties	44,185	14,828	19,745
	Purchases of services to non-consolidated parties	27,304	56,820	112,870
	Purchases of services to other related parties	90,652	100,677	87,510
		464,285	492,325	664,867

	(all amounts in thousands of U.S. dollars)	At December 31,
		2014	2013
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	104,703	30,416
	Receivables from other related parties	31,628	30,537
	Payables to non-consolidated parties	(53,777)	(33,503)
	Payables to other related parties	(28,208)	(8,323)
		54,346	19,127

	(b) Financial debt
	Borrowings from other related parties	(200)	-
		(200)	-

Directors’ and senior management compensation

During the years ended December 31, 2014, 2013 and 2012, the cash compensation of Directors and Senior managers amounted to $25.6 million, $27.1 million and $24.1 million respectively. In addition, Directors and Senior managers received 567, 534 and 542 thousand units for a total amount of $6.2 million, $5.6 million and $5.2 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (2).

29           Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2014.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2014	2013	2012
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacturing and marketing of premium connections	100%	100%	100%
INVERSIONES BERNA LIMITADA	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (b)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TENARIS BAY CITY	USA	Manufacturing of seamless steel pipes	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NIGERIA LIMITED	Nigeria	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (c)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.a.r.l.	Luxembourg	Holding Company	100%	100%	100%
TENARIS INVESTMENTS S.ar.l., Zug Branch	Switzerland	Financial services	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2014 and 2013, and 60% for 2012.
(b) For 2014 and 2013, Tenaris holds 100% of Siderca's subsidiaries. For 2012, Tenaris holds 100% of Siderca's subsidiaries except for Scrapservice S.A where it holds 75%.
(c) Tenaris holds 97.5% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited.

30         Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”).

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Venezuela did not pay any compensation for these assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the International Centre for Settlement of Investment Disputes (“ICSID”) in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. The parties to the arbitration have had several exchanges of written pleadings on jurisdiction and the merits. An oral hearing on jurisdiction and the merits was held from January 31, 2013 to February 7, 2014. An additional two day hearing was held on 9-10 July 2014 in London, England to hear the testimony of the Parties’ experts on Luxembourg and Portuguese law. On August 8, 2014, both parties submitted their post-hearing briefs analyzing the testimony proffered at both hearings; Tenaris and Talta updated their pre-expropriation damages claim (to a principal sum of US$299.3 million plus pre-award interest for US$489.8 million, plus post-award interest). The tribunal will deliberate and issue the award. There is no procedural deadline by which the award must be rendered.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. The tribunal in these proceedings was constituted in July 2013. Tenaris and Talta submitted their memorial on jurisdiction and the merits in October 2013. Thereafter, the proceedings on the merits were suspended in order for the tribunal to separately consider one of Venezuela’s jurisdictional objections. After exchanging one round of written jurisdictional submissions on 1 April and 16 June 2014, the suspension of the merits phase of the arbitration was lifted (by agreement of the parties) such that the jurisdictional and merits issues will be pleaded together. Following the exchange of further written submissions by the Parties (scheduled to be completed by April 2015), an oral hearing will take place in June 2015; finally, the tribunal will deliberate and issue its award. There is no procedural deadline within the award must be rendered.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2014, for a total amount of approximately $26.8 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

31           Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	2012
Audit Fees	5,231	5,723	5,446
Audit-Related Fees	142	143	335
Tax Fees	89	117	137
All Other Fees	35	51	32
Total	5,497	6,034	5,950

32           Subsequent event

Annual Dividend Proposal

On February 18, 2015 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 6, 2015, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531.2 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177.1 million, paid on November 27, 2014. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.1 million will be paid on May 20, 2015, with an ex-dividend date of May 18, 2015. These Consolidated Financial Statements do not reflect this dividend payable.

/s/ Edgardo Carlos

Chief Financial Officer

Edgardo Carlos